EXHIBIT 99.2

China Cord Blood Corporation Forms Zhejiang Subsidiary

HONG KONG, China, February 22, 2011 - China Cord Blood Corporation (NYSE: CO) (“CCBC” or “the Company”), the first and largest cord blood banking operator in China, today announced the formation of Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”), an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center, pursuant to the Company’s framework agreement announced in September 2010.  Zhejiang Lukou, which is 90% owned by CCBC, will operate, on an exclusive basis, its cord blood banking services in the Zhejiang province.

Under China’s “One License per Region” policy, only one cord blood bank license is granted per province or municipality.  The Zhejiang cord blood banking license would be the seventh license granted in China and represents the first license issued since 2008.  Operating the Zhejiang subsidiary will broaden CCBC’s coverage into the new and previously untapped market of the Zhejiang province.

Ms. Ting Zheng, Chairperson and CEO of China Cord Blood Corporation, stated, “We continue to make solid progress on the commercialization of our Zhejiang cord blood banking operation, and today’s announcement is an important step toward commercializing our services in this previously untapped region.  We are excited about the opening of Zhejiang Lukou, and from there, the next step in developing the Zhejiang market is infrastructure construction and building up our team, followed by a series of pre-marketing initiatives and early-stage market education activities.  By replicating our successes in Beijing and Guangdong, we are confident that the Zhejiang operation will commence in a timely and efficient manner.”

Zhejiang is one of the more affluent regions in China, after Shanghai, Beijing and Guangdong, with a birthrate of over 520,000 newborns per annum, according to the National Bureau of Statistics of China.  With the addition of Zhejiang province, CCBC’s addressable market size will increase by more than 40% from approximately 1.2 million newborns per year to more than 1.8 million newborns per year.

Ms. Zheng concluded, “We have successfully positioned ourselves as the largest cord blood banking service provider in China and have captured several key affluent regions, namely, Beijing, Guangdong, Zhejiang and through our investment into the exclusive operator, to include Shandong.  With China’s one-child policy, rising household incomes and increasing public awareness of cord blood banking benefits, we are very excited about CCBC’s future prospects.  Aside from continuing our solid operational performance and ongoing nationwide consolidation strategy, we are also closely monitoring developments in the Asia Pacific region and will proactively pursue any emerging opportunities.  We are confident that our shareholders will be greatly rewarded as we develop our leading presence in the global cord blood banking industry.”

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses.  Under the current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses were authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6583-7510